[GRAPHIC OMITTED] OJSC Vimpelcom                 Phone:          Fax:
                  8 Marta str., 10, bldg. 14,
                  127083, Moscow, Russia         +7(095)725-0700 +7(905)721-0017

FOR IMMEDIATE RELEASE


                     VIMPELCOM ANNOUNCES FIRST QUARTER 2003
                         FINANCIAL AND OPERATING RESULTS
   --------------------------------------------------------------------------

                 -- 47.6% YEAR-ON-YEAR INCREASE IN NET INCOME --
                   -- 70.6% YEAR-ON-YEAR INCREASE IN EBITDA --
                -- NET INCOME BREAKEVEN IN REGIONAL OPERATIONS --
             -- APPROXIMATELY 6.9 MILLION SUBSCRIBERS AS OF TODAY --

Moscow and New York (May 29, 2003) - Open Joint Stock Company "Vimpel-Communications" ("VimpelCom" or the "Company") (NYSE: VIP) today announced its financial and operating results for the quarter ended March 31, 2003. VimpelCom reported continued subscriber growth and an increase in net operating revenues, EBITDA and net income. For the quarter ended March 31, 2003, VimpelCom reported net operating revenues of $244.4 million, a 68.5% increase from the $145.1 million reported for the same period in 2002; EBITDA of $107.9 million, a 70.6% increase from the $63.3 million reported for the same period in 2002; and net income of $41.4 million, an increase of 47.6% from the $28.0 million reported for the first quarter of 2002. The Company's EBITDA margin for the first quarter of 2003 was approximately 44.2% compared to approximately 43.6% for the same period of 2002.

As of March 31, 2003, VimpelCom had approximately 6.19 million subscribers on its wireless networks and networks operated by VimpelCom's subsidiaries, including approximately 3.95 million subscribers in the Moscow license area and
2.24 million subscribers in the regions, a total year-on-year growth of approximately 132.5%. As of today, VimpelCom's total number of subscribers reached approximately 6.92 million, with approximately 4.22 million subscribers in the Moscow license area and 2.70 million in the regions outside Moscow.

Using independent sources to estimate the number of subscribers of the Company's competitors in the Moscow license area, VimpelCom estimates that its market share in the Moscow license area was 49.5% at the end of the first quarter of 2003, compared to the Company's estimated market share of 51.5% reported at the end of the first quarter of 2002. On a nationwide basis, independent sources estimate VimpelCom's market share at 29.0% at the end of the first quarter of 2003, compared to the Company's estimated market share of 26.0% recorded at the end of the first quarter of 2002.

Commenting  on today's  announcement,  Jo  Lunder,  Chief  Executive  Officer of
VimpelCom, said, "Our first quarter results demonstrate continued success of VimpelCom's expansion in the Russian cellular market. We are particularly pleased with the further progress in our financial performance, having reached the breakeven point at the net income level in our regional operations and improved margins in our consolidated financial figures. Going forward, we intend to continue pursuing our policy of profitable growth focusing on rapid nationwide expansion and improving the quality and strength of our profitable Moscow operation."


                                     -more-

VimpelCom Announces First Quarter 2003 Financial And Operating Results
Page 2 of 4

                       Financial and Operating Indicators


                               (Reconciliation of EBITDA to operating income and
                          EBITDA margin to operating income as percentage of net
                                revenues, the most directly comparable U.S. GAAP
                  financial measures, is presented below in the tables' section)

                                            Three          Three                    Three
                                            months         months                   months
                                            ended          ended          Change    ended         Change
                                            March          March          Y-on-Y    Dec. 31,      Q-on-Q
                                            31, 2003       31, 2002       (%)       2002          (%)
---------------------------------------------------------------------------------------------------------
Net operating revenues (US$,000)            244,437        145,060         68.5%    228,978         6.8%
---------------------------------------------------------------------------------------------------------
EBITDA (US$,000) (1)                        107,936         63,270         70.6%     84,615        27.6%
---------------------------------------------------------------------------------------------------------
EBITDA margin (2)                                44.2%          43.6%       -            37.0%      -
---------------------------------------------------------------------------------------------------------
Gross margin (US$,000) (3)                  196,570        117,891         66.7%    181,209         8.5%
---------------------------------------------------------------------------------------------------------
Gross margin percentage (4)                      80.4%          81.3%       -            79.1%      -
---------------------------------------------------------------------------------------------------------
Net income (US$,000)                         41,387         28,046         47.6%     39,078         5.9%
---------------------------------------------------------------------------------------------------------
ARPU (US$) (5)                                   13.5           19.4      -30.4%         16.0     -15.6%
---------------------------------------------------------------------------------------------------------
MOU (min) (6)                                    81.5           87.0       -6.3%         89.3      -8.7%
---------------------------------------------------------------------------------------------------------
SAC (US$) (7)                                    20.8           30.4      -31.6%         20.9      -0.5%
---------------------------------------------------------------------------------------------------------

Note:

1. EBITDA is a non-U.S. GAAP financial measure. EBITDA, which represents operating income before depreciation and amortization, should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP. We believe that EBITDA is viewed as a relevant supplemental measure of performance in the wireless telecommunications industry. The performance that EBITDA measures does not include our need to replace our capital equipment over time.
2. EBITDA margin is EBITDA expressed as a percentage of net operating revenues.
3. Gross margin is defined as net operating revenues less selected operating costs (specifically, service costs, cost of handsets and accessories sold and cost of other revenues).
4. Gross margin percentage is gross margin expressed as a percentage of net operating revenues.
5. ARPU (Monthly Average Revenue per User) is calculated for each month in the relevant period by dividing the Company's service revenue during that month, including roaming revenue, but excluding revenue from connection fees and sales of handsets and accessories, by the average number of our subscribers during the month.
6. MOU (Monthly Average Minutes of Use per User) is calculated for each month of the relevant period by dividing the total number of billable minutes of usage for incoming and outgoing calls during that month (excluding guest roamers) by the average number of subscribers during the month.
7. SAC (Subscriber Acquisition Cost) is calculated as dealer commissions, advertising expenses and handset subsidies for the period divided by the number of gross sales during the period.

The Company's financial results include the activities in the regions outside of the Moscow license area. Total operating revenues, excluding inter-company transactions, for Moscow stand-alone and the regions in the first quarter of 2003 were $179.4 million and $65.1 million, respectively. Net income for the Moscow license area stand-alone in the first quarter of 2003 was $39.9 million and the regions' net income was $0.04 million, which is the first time that the regions reported a net income position since operations began.

Selling, general and administrative ("SG&A") expenses were $85.3 million in the first quarter of 2003, an increase of 70.6% compared to the $50.0 million reported in the same period of 2002 and a decrease of 5.0% compared to the $89.8 million reported for the fourth quarter of 2002. In the first quarter of 2003, SG&A as a percentage of net operating revenues was 34.9% compared to 34.4% reported in the same period of 2002 and 39.2% in the fourth quarter of 2002. The Company's average acquisition cost per subscriber (SAC) for

                                     -more-

VimpelCom Announces First Quarter 2003 Financial And Operating Results
Page 3 of 4


the first quarter of 2003 was $20.8 compared to $30.4 for the same period of 2002 and $20.9 in the fourth quarter of 2002. The decrease in SAC as compared to the same quarter in 2002 resulted primarily from a growing percentage of regional sales where SAC is lower than in Moscow due to the relatively lower dealer commissions and larger proportion of sales through the Company's own offices.

For the first quarter of 2003, the Company recorded a $3.3 million provision for doubtful accounts receivable representing 1.4% of net operating revenues, compared with $4.7 million reported in the same period in 2002 representing 3.2% of net operating revenues and $6.7 million reported in the fourth quarter of 2002 representing 2.9% of net operating revenues. This reduction in provision for doubtful accounts was largely the result of improved risk management and cash collection procedures as well as the increased proportion of prepaid subscribers.

VimpelCom's total capital investments for the first quarter of 2003 were approximately $175.0 million, with $136.9 million of capital expenditures for purchase of property and equipment and $38.1 million of acquisitions of new entities. Capital expenditures for the Moscow license area in the first quarter of 2003 were approximately $49.2 million.

The Company's MOU in the first quarter of 2003 were 81.5 minutes, a decrease of approximately 6.3% compared to 87.0 minutes reported in the first quarter of 2002. The decrease in MOU in the first quarter of 2003 was primarily caused by increased competition and the growing proportion of prepaid subscribers in Moscow. ARPU for the first quarter of 2003 was approximately $13.5, a 30.4% decrease from $19.4 reported for the first quarter of 2002. The decrease in ARPU in the first quarter of 2003 reflected the corresponding decrease in MOU, as well as a reduction in tariffs and a growing proportion of regional subscribers who generate lower average revenue per subscriber than the subscribers in Moscow.

                            Key Subscriber Statistics

                            As of          As of          Change      As of           Change
                            March 31,      March 31,      Y-on-Y      Dec. 31,        Q-on-Q
                            2003           2002           (%)         2002            (%)
---------------------------------------------------------------------------------------------
Moscow license area         3,945,600      2,377,000       66.0%      3,712,700        6.3%
---------------------------------------------------------------------------------------------
Contract                      732,000        667,000        9.7%        725,200        0.9%
---------------------------------------------------------------------------------------------
Prepaid                     3,213,600      1,710,000       87.9%      2,987,500        7.6%
---------------------------------------------------------------------------------------------
Regions                     2,242,400        284,500      688.2%      1,440,400       55.7%
---------------------------------------------------------------------------------------------
Total Number of             6,188,000      2,661,500      132.5%      5,153,100       20.1%
Subscribers
---------------------------------------------------------------------------------------------

Churn (quarterly)              9.6%             5.7%          --            8.7%         --

For the first quarter of 2003, the Company reported strong growth in its regional subscribers from 1,440,400 at the end of the fourth quarter of 2002 to approximately 2,242,400 at the end of the first quarter of 2003, or 55.7% of quarter-on-quarter growth. The first quarter of 2003 was also marked by substantial  subscriber  growth  in the  Moscow  license  area  in  the  prepaid subscriber segment. As a result, the percentage of VimpelCom's prepaid subscribers in its Moscow subscriber base increased from approximately 80.5% at the end of the fourth quarter of 2002 to 81.4% at the end of the first quarter of 2003. VimpelCom's GSM subscribers in Moscow as a percentage of its overall Moscow subscriber base were 96.1% at the end of the first quarter of 2003, compared to 90.2% at the end of the first quarter of 2002.

The Company's quarterly churn rate in the first quarter of 2003 was 9.6%, compared to the Company's churn rate of 5.7% reported for the same period in 2002. The increase in churn was primarily the result of high

                                     -more-

VimpelCom Announces First Quarter 2003 Financial And Operating Results
Page 4 of 4


subscriber growth rates in previous periods, particularly in the low-end user segment, as well as internal migration, which is technically regarded as churn, and increased competition.

The Company's management will discuss its first quarter 2003 results on a conference call on May 29, 2003 at 6:30 pm Moscow time (10:30 am EDT in New
York). The call may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay and the webcast will be available through June 5, 2003 and June 29, 2003, respectively. A Company presentation will be posted on VimpelCom's website http://www.vimpelcom.com.

VimpelCom is a leading provider of telecommunications services in Russia, operating under the "Bee Line" brand, which is one of the most recognized brand names in Russia. The VimpelCom Group's license portfolio covers approximately 92% of Russia's population (134 million people), including the City of Moscow, the Moscow Region and the City of St. Petersburg. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange ("NYSE"). VimpelCom's ADSs are listed on the NYSE under the symbol "VIP". VimpelCom's convertible notes are listed on the NYSE under the symbol "VIP 05".

This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to the Company's development plans. These and other forward-looking statements are based on Management's best assessment of the Company's strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of unforeseen developments from competition, governmental regulation of the wireless telecommunications industry, general political uncertainties in Russia and general economic developments in Russia, the Company's ability to continue to grow its overall subscriber base, continued volatility in the world economy and other factors. As a result of such risks and uncertainties, there can be no assurance that the effects of competition or current or future changes in the political, economic and social environment or current or future regulation of the Russian telecommunications industry will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.


For more information, please contact:

Valery Goldin                                 Christopher Mittendorf
VimpelCom (Moscow)                            Edelman Financial Worldwide
Tel: 7(095) 974-5888                          Tel: 1(212) 704-8134
vgoldin@vimpelcom.com                         christopher.mittendorf@edelman.com

                                -Tables Attached-

                Open Joint Stock Company "Vimpel-Communications"
              Unaudited Condensed Consolidated Statements of Income

                                                                          Three months ended
                                                                              March 31,
                                                                       2003                 2002
                                                              ---------------------------------------------
                                                              (In thousands of US dollars, except per share
                                                                             (ADS) amounts)
Operating revenues:
        Service revenues and connection fees                          US$ 230,099         US$ 134,753
        Sales of handsets and accessories                                  13,426              11,896
        Other revenues                                                        912                 401
                                                              -------------------------------------------
Total operating revenues                                                  244,437             147,050
        Less revenue based taxes                                                -              (1,990)
                                                              -------------------------------------------
Net operating revenues                                                    244,437             145,060

Operating expenses
        Service costs                                                      37,160              20,565
        Cost of handsets and accessories sold                              10,707               6,604
        Selling, general and administrative expenses                       85,310              49,954
        Depreciation                                                       31,678              16,246
        Amortization                                                        7,372               2,704
        Provision for doubtful accounts                                     3,324               4,667
                                                              -------------------------------------------
Total  operating expenses                                                 175,551             100,740
                                                              -------------------------------------------

Operating income                                                           68,886              44,320

Other income and expenses:
        Other income                                                          574                 637
        Other expenses                                                       (432)               (677)
        Interest income                                                     1,998               1,211
        Interest expense                                                  (16,036)             (6,608)
        Net foreign exchange gain (loss)                                    1,327                (421)
                                                              -------------------------------------------
Total other income and expenses                                           (12,569)             (5,858)
                                                              -------------------------------------------

Income before income taxes and minority interest                           56,317              38,462

Income taxes expense                                                       14,912              10,426
Minority interest in net earnings (losses) of subsidiaries
                                                                               18                 (10)
                                                              -------------------------------------------

Net income                                                             US$ 41,387           US$28,046
                                                              ===========================================

Net income per common share                                               US$1.09             US$0.74
                                                              ===========================================
Net income per ADS equivalent                                             US$0.82             US$0.56
                                                              ===========================================
Weighted average common shares outstanding (thousands)
                                                                           38,073              38,001
                                                              ===========================================
EBITDA                                                                 US$107,936           US$63,270

                Open Joint Stock Company "Vimpel-Communications"
                      Consolidated Condensed Balance Sheet

                                                       March 31,         December 31,
                                                          2003               2002
                                                      (unaudited)
                                                   --------------------------------------
                                                         (In thousand US dollars)
Assets
Current assets:
          Cash and cash equivalents                        US$211,358         US$263,657
          Trade accounts receivable                            75,184             75,399
          Other current assets                                215,388            149,309
                                                   --------------------------------------
Total current assets                                          501,930            488,365

Non-current assets
          Property and equipment, net                       1,086,257            957,602
          Intangible assets, net                               55,608             55,730
          Telecommunication licenses and
          allocation of frequencies, net                      110,559             88,385
          Other assets                                        107,975            102,662
                                                   --------------------------------------
Total non-current assets                                    1,360,399          1,204,379
                                                   --------------------------------------

Total assets                                             US$1,862,329       US$1,692,744
                                                   ======================================

Liabilities and shareholders' equity
Current liabilities:
          Accounts payable                                  US$98,345          US$80,241
          Due to related parties                                4,119              4,114
          Customer deposits and advances                      114,710            106,655
          Deferred revenue                                      1,724              2,016
          Bank loans, current portion                          43,149             37,780
          Capital lease obligation,
          curent portion                                        4,123              3,868
          Equipment financing obligations,
          current portion                                     154,253            134,617
          Accrued liabilities                                  80,547             49,492
                                                   --------------------------------------
Total current liabilities                                     500,970            418,783

Deferred income taxes                                          45,839             35,227
Bank loans, less current portion                              340,000            306,080
Capital lease obligation, less current portion                    430                899
Accrued liabilities, non-current portion                        2,400              3,265
5.5% Senior convertible notes due July 2005                    87,236             85,911
Equipment financing obligations, less current
portion                                                        78,353             81,425

Minority interest                                             101,163             98,491

Shareholders' equity                                          705,938            662,663
                                                   --------------------------------------

Total liabilities and shareholders' equity               US$1,862,329       US$1,692,744
                                                   ======================================

            Unaudited Condensed Consolidated Statements of Cash Flows

                                                                                      Three months ended
                                                                                           March 31,
                                                                               2003               2002
                                                                        ---------------------------------------
                                                                                 (In thousands of US dollars)
Net cash provided by operating activities                                 US$    75,065       US$   38,419

Proceeds from bank and other loans                                               56,962                516
Payments of fees in respect of capital contributions                                  -             (1,538)
Payments of fees in respect of debt issue                                        (1,249)                 -
Repayment of bank loans                                                         (20,910)              (516)
Repayment of equipment financing obligations                                    (23,824)            (3,185)
Repayment of lease obligations                                                     (439)              (466)
                                                                        ---------------------------------------
Net cash provided by (used in) financing activities                              10,540             (5,189)

Purchase of property and equipment                                              (87,799)           (32,431)
Purchase of StavTeleSot stock, net of cash acquired of US$658                   (38,143)                 -
Purchase of intangible assets                                                    (5,435)            (1,539)
Purchase of other assets                                                         (7,969)            (2,930)
                                                                        ---------------------------------------
Net cash used in investing activities                                          (139,346)           (36,900)

Effect of exchange rate changes on cash                                           1,442             (1,051)
                                                                        ---------------------------------------

Net decrease in cash                                                            (52,299)            (4,721)
Cash and cash equivalents at beginning of period                                263,657            144,172
                                                                        ---------------------------------------
Cash and cash equivalents at end of period                                US$   211,358       US$  139,451
                                                                        =======================================

Supplemental cash flow information

     Non-cash activities:
         Equipment acquired under financing agreements                    US$    24,077       US$   22,724
         Accounts payable for equipment and other long-lived assets              50,137             24,059
         Accrued debt and equity offering costs                                     294                399
         Operating activities financed by sale of treasury stock                  1,262                  -
         Acquisitions:
              Fair value of assets acquired                                      66,634                  -
              Difference  between the amount paid and the fair value of
              net assets acquired                                                (4,699)                 -
              Cash paid for the capital stock                                   (38,801)                 -
                                                                        ---------------------------------------
                  Liabilities assumed                                     US$    23,134       US$        -
                                                                        =======================================

                          Reconciliation of EBITDA to operating income

                                         Three months ended
                      ----------------------------------------------------------
                      March 31,              December 31,             March 31,
                        2003                      2002                   2002
--------------------------------------------------------------------------------
EBITDA                107,936                   84,615                  63,270
--------------------------------------------------------------------------------
Depreciation          (31,678)                 (26,679)                (16,246)
--------------------------------------------------------------------------------
Amortization           (7,372)                  (3,476)                 (2,704)
--------------------------------------------------------------------------------
Operating income       68,886                   54,460                  44,320
--------------------------------------------------------------------------------


      Reconciliation of EBITDA margin to operating income as percentage of net revenues

                                                 Three months ended
                                    --------------------------------------------
                                    March 31,         December 31,     March 31,
                                      2003                2002            2002
--------------------------------------------------------------------------------
EBITDA margin                         44.2%               37.0%          43.6%
--------------------------------------------------------------------------------
Depreciation as percentage of        (13.0%)             (11.7%)        (11.1%)
   net revenues
--------------------------------------------------------------------------------
Amortization as percentage of         (3.0%)              (1.5%)         (1.9%)
   net revenues
--------------------------------------------------------------------------------
Operating income as percentage        28.2%               23.8%          30.6%
   of net revenues
--------------------------------------------------------------------------------


                                       ###